September 17, 2012

Ethan Horowitz

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Black Elk Energy Offshore Operations, LLC (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 26, 2012

File No. 333-174226

Dear Mr. Horowitz:

We are in receipt of your letter dated September 5, 2012 regarding comments received by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”). Set forth below are the responses of the Company to such comments. For your convenience, we have included each comment set forth in your letter, followed by our response to such comment.

Because the Company generally believes its proposed disclosure revisions do not require a financial restatement or other changes materially sufficient to require an amendment to the Company’s 2011 Form 10-K, the Company respectfully requests that the Staff permit the Company to include the following changes, except where specifically indicated below, on a prospective basis in its upcoming Form 10-K filings as well as all subsequent filings under the Securities Exchange Act of 1934, as amended. We are happy to discuss this request with the Staff at its convenience.

All page references in our responses are to the 2011 Form 10-K. Capitalized terms used in this letter but not defined herein have the meanings given to them in the 2011 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business

Our Operations

Estimated Proved Undeveloped Reserves, page 4

Securities and Exchange Commission, September 17, 2012, Page 2

Comment 1: We note your disclosure states you did not drill and complete a proved undeveloped well in 2011, but expect to complete one in the first quarter of 2012. Please tell us about your development plans in sufficient detail to explain how you intend to convert your PUD reserves within five years from booking, In addition, please revise your disclosure to comply with Items 1203(b) and 1203(c) of Regulation S-K. Specifically, please provide more detail regarding the material changes in proved undeveloped reserves that occurred during the year and describe investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves.

Response 1: During the first quarter of 2012, we successfully completed the A7 well located on Grand Island 116 block, and reclassified 0.31 million barrels of oil equivalent (“MMBoe”) from proved developed non-producing reserves. For 2012, we have a planned recomplete at Garden Banks 602 that will convert PUD to proved producing reserves.

During 2011, we completed two acquisitions which added significant proved undeveloped reserves. In February 2011, we acquired interest in properties from Maritech Resources Incorporated and added ten locations with an estimated 3.1 million barrels of oil equivalent in proved undeveloped reserves. On May 31, 2011, we acquired interest in properties from Merit Energy Corp. including eighteen locations that increased our estimated proved undeveloped reserves (“PUDs”) by 6.3 million barrels of oil equivalent.

Our current development plan for converting our PUD reserves to proved developed reserves over the next five years is set out below:

Year	Number of PUD Locations Drilled	Capital Expenditures for PUD Reserves ($MM)	PUD Reserves Converted, MBoe	% of Total YE 11 PUD Reserves
2012	1	12.4	259	1.3%
2013	9	50.2	3,137	16.1%
2014	12	41.8	3,176	16.3%
2015	16	78.4	5,416	27.8%
2016	15	80.1	6,108	31.4%
2017+	4	22.1	1,376	7.1%

Total	57	285	19,472	100.0%

Securities and Exchange Commission, September 17, 2012, Page 3

Comment 2: We note all proved undeveloped reserves are scheduled to be drilled by 2017. Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUD reserves. Please tell us the number of locations scheduled for development beyond five years from booking, as well as the PUD reserves attributed to them.

Response 2: A total of 4.6 MMBoe of 19.5 MMBoe total PUD reserves fall outside of the five year period since initial booking time line, equating to 24%. Of the 4.6 MMBoe PUD reserves, 3.5 MMBoe, or 18% of total PUDs, are waiting on wellbore availability for sidetracking. Three additional locations are outside of the five-year period:

•	Matagorda Island 687 location 1: 0.2 MMBoe, 5.4 years

•	Matagorda Island 687 location 2: 0.37 MMBoe, 5.2 years

•	South Pass 89 C-3 sidetrack: 0.56 MMBoe, 5.2 years

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition. page 51

Comment 3: We note oil, natural gas and plant products revenues are recorded using the sales method, whereby you recognize oil and natural gas revenue based on the amount of oil and natural gas sold to purchasers. Please expand your disclosure to more specifically describe your revenue recognition policy for each major product category. In addition, please provide a more specific description here and throughout your filing regarding what is included in plant products revenue.

Response 3: We acknowledge the Staff’s comment to include a description of plant products and will do so in our prospective filings. In addition, we will move the gas imbalance disclosure in Note 2 –Summary of Significant Accounting Policies to the revenue recognition disclosure. The following is our revised disclosure incorporating the Staff’s comments mentioned above and expanded disclosure on our revenue recognition policy, which we will make in our future filings:

“Revenue Recognition: Oil and natural gas revenues are recorded using the sales method whereby we recognize revenues based on the amount of oil and natural gas sold to purchasers. We produce plant products such as ethane, butane, propane and other product as part of processing our natural gas. These products are sold to certain gas processing plants. All natural gas revenues are reported net of the plant products.

Securities and Exchange Commission, September 17, 2012, Page 4

We do not recognize revenues until they are realized or realizable and earned. Revenues are considered realized or realizable and earned when: (i) persuasive evidence of an arrangement exits; (ii) delivery has occurred or services have been rendered; (iii) the seller’s price to the buyer is fixed or determinable; and (iv) collectability is reasonable assured.

We record revenues based on physical deliveries to our customers, which can be different from our net revenue ownership interest in field production. These differences create imbalances that we recognize as a receivable (payable) when we sell or utilize more than our respective share of total gas production. We record a gas imbalance receivable (payable) to the financial statements when there are not sufficient reserves to make up the gas imbalance. A gas imbalance receivable (payable) can also be a result of imbalances acquired in conjunction with the acquisition of oil and gas properties. At December 31, 2011 and 2010, our net gas receivable (payable) imbalances were $1.4 million and ($4.6) million, respectively.”

In connection with our responses to the Staff’s comments, the undersigned, on behalf of the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (281-598-8600) or Tricia Boutros (202-639-6665).

Very truly yours,

/s/ James Hagemeier

Chief Financial Officer